SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WORLD WRESTLING ENTERTAINMENT, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

98156Q108

(CUSIP Number)

Linda E. McMahon
c/o McMahon Ventures, LLC
1055 Washington Boulevard, 5th Floor
Stamford, Connecticut 06901
(203) 324-2010

(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

December 7, 2015

(Date of Event Which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.		98156Q108

1)	NAME OF REPORTING PERSON

Linda E. McMahon

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS	Not Applicable

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

7)	SOLE VOTING POWER	4,306,036

8)	SHARED VOTING POWER	0

9)	SOLE DISPOSITIVE POWER	566,770

10)	SHARED DISPOSITIVE POWER	3,739,266

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON	4,306,036
12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (11)	11.2%*

14)	TYPE OF REPORTING PERSON IN	--

*Based on an assumed conversion of all of the shares of the Issuer's Class B Common Stock to which this Schedule 13D relates into Class A Common Stock (see "Introductory Note" and Item 5 below for more information).

SCHEDULE 13D

CUSIP No.		98156Q108

1)	NAME OF REPORTING PERSON

Vincent K. McMahon 2013 Irrev. Trust U/A dtd. December 5, 2013

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS	Not Applicable

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION	State of Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

7)	SOLE VOTING POWER	3,739,266

8)	SHARED VOTING POWER	0

9)	SOLE DISPOSITIVE POWER	3,739,266

10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON	3,739,266

12)	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (11)	9.9%*

14)	TYPE OF REPORTING PERSON OO

*Based on an assumed conversion of all of the shares of the Issuer's Class B Common Stock to which this Schedule 13D relates into Class A Common Stock (see "Introductory Note" and Item 5 below for more information).

Introductory Note

This Amendment No. 2 (this "Amendment No. 2"), which amends and restates in its entirety the Schedule 13D filed on December 10, 2013, as amended and restated by the amended Schedule 13D/A filed on December 8, 2014, relates to shares of Class B Common Stock, $.01 par value per share ("Class B Common Stock"), of World Wrestling Entertainment, Inc. (the "Company" or "Issuer"), and is being jointly filed by Linda E. McMahon ("Ms. McMahon") and the Vincent K. McMahon 2013 Irrev. Trust U/A dtd. December 5, 2013 (the "GRAT" and, together with Ms. McMahon, the "Reporting Persons"), in order to report a decrease in the beneficial ownership by each of the Reporting Persons of greater than 1% of the Class B Common Stock of the Issuer.  On December 7, 2015, the GRAT, in accordance with its terms, made an annual annuity distribution of 2,209,773 shares of Class B Common Stock of the Issuer to Vincent K. McMahon ("Mr. McMahon").

On December 6, 2013, Mr. McMahon made a gift of 8,500,000 shares of Class B Common Stock to the GRAT for estate planning purposes.  Ms. McMahon is the trustee of the GRAT and has the sole power to vote the shares of Class B Common Stock held by the GRAT.  Each of Mr. McMahon (as special trustee of the GRAT) and Ms. McMahon has the unilateral power to sell the shares of Class B Common Stock held by the GRAT.  Mr. McMahon beneficially owns for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") 39,272,641 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 39,272,641 shares of the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock").  Generally, each share of Class B Common Stock is entitled to ten votes per share.  Mr. McMahon separately reports the beneficial ownership of all 39,272,641 shares of Class B Common Stock, including the 3,739,266 shares held by the GRAT.

This Amendment No. 2 relates to (i) 3,739,266 shares of Class B Common Stock owned of record by the GRAT, (ii) 566,670 shares of Class B Common Stock held directly by Ms. McMahon and (iii) 100 shares of Class A Common Stock held directly by Ms. McMahon.  The shares of Class B Common Stock owned by the GRAT constitute approximately 8.3% of the Company's total voting power (which voting power is controlled by Ms. McMahon as trustee).  Including the shares of Class B Common Stock owned by the GRAT, Ms. McMahon holds sole voting power with respect to shares of Class B Common Stock and Class A Common Stock constituting an aggregate of approximately 9.5% of the Company's total voting power.

Assuming the conversion of the shares of Class B Common Stock held by the GRAT, the GRAT would own of record approximately 9.9% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A Common Stock outstanding as of October 28, 2015.  Assuming the conversion of all of the outstanding shares of Class B Common

Stock, the GRAT would own of record approximately 4.9% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A and Class B Common Stock outstanding as of October 28, 2015.

Assuming the conversion of the shares of Class B Common Stock beneficially owned by Ms. McMahon, Ms. McMahon would beneficially own approximately 11.2% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A Common Stock outstanding as of October 28, 2015.  Assuming the conversion of all of the outstanding shares of Class B Common Stock, Ms. McMahon would beneficially own approximately 5.7% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A and Class B Common Stock outstanding as of October 28, 2015.

Item 1.  Security and Issuer.

This Amended Schedule 13D is filed with respect to the Class A Common Stock but relates to the Class A Common Stock and Class B Common Stock.  The Issuer's principal executive offices are located at 1241 E. Main Street, Stamford, Connecticut 06902.

Item 2.  Identity and Background.

(a)   This statement is being filed on behalf of each of the following Reporting Persons:

(i)     Ms. McMahon

(ii)    The GRAT

(b)   The business address of the principal offices of each of the Reporting Persons is:

c/o McMahon Ventures, LLC
1055 Washington Boulevard, 5th Floor
Stamford, Connecticut 06901

(c)   The present principal occupations of the Reporting Persons are:

(i)     Ms. McMahon: Self-employed executive.

(ii)    The GRAT: Not Applicable.

(d)   During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship:

(i)    Ms. McMahon is a citizen of the United States of America.

(ii)   The GRAT is an entity organized under the laws of the State of Connecticut.

Item 3.  Source and Amount of Funds or Other Consideration.

Each of the GRAT and Ms. McMahon acquired the shares of Class B Common Stock as the result of a gift of such shares by Mr. McMahon. No monetary consideration was paid for such shares.

Item 4.  Purpose of Transaction.

On December 7, 2015, the GRAT, in accordance with its terms, made an annual annuity distribution of 2,209,773 shares of Class B Common Stock of the Issuer to Mr. McMahon.  This distribution reduced the ownership of Class B Common Stock by each of the Reporting Persons by greater than 1% of the outstanding Class B Common Stock of the Issuer.  Each of Reporting Persons continues to hold the remaining shares of the Issuer for investment purposes only.  Ms. McMahon may purchase additional shares of Class A or Class B Common Stock or similar securities from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions.  Any decision to increase her holdings of Class A or Class B Common Stock will depend on various factors, including, but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.  The GRAT may acquire beneficial ownership of additional shares of Class B Common Stock from time to time in connection with any future gifts by Mr. McMahon.

Each of the Reporting Persons also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their Class B Common Stock depending on various factors, including, but not limited to, the price of the shares of the Class A and/or Class B Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Class A and Class B Common Stock.

Neither of the Reporting Persons, as stockholders of the Company, has any plan or proposal other than as described herein that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider her or its position and/or change her or its purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a)(i) According to information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2015, as of October 28, 2015 there were 34,215,459 shares of Class A Common Stock issued and outstanding, and 41,688,704 shares of Class B Common Stock issued and outstanding.  Ms. McMahon may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of (i) 4,305,936 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 4,305,936 shares of Class A Common Stock and (ii) 100 shares of Class A Common Stock.  The 4,305,936 shares of Class B Common Stock represent approximately 5.7% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 28, 2015 and 10.3% of the total Class B Common Stock issued and outstanding as of such date. The 100 shares of Class A Common Stock represent approximately 0.0% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 28, 2015 and 0.0% of the total Class A Common Stock issued and outstanding as of such date.  On an as-converted basis with respect to the Class B Common Stock beneficially owned by Ms. McMahon, the 4,306,036 shares of Class A Common Stock and Class B Common Stock which may be deemed to be beneficially owned by Ms. McMahon represent approximately 11.2% of the total Class A Common Stock issued and outstanding as of such date. Generally, each share of Class B Common Stock is entitled to ten votes per share.  Accordingly, the 4,305,936 shares of Class B Common Stock and 100 shares of Class A Common Stock beneficially owned by Ms. McMahon generally represent approximately 9.5% of the Issuer's total voting power.

(ii) The GRAT may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of 3,739,266 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 3,739,266 shares of Class A Common Stock. Such shares represent approximately 4.9% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 28, 2015, 9.0% of the total Class B Common Stock issued and outstanding as of such date, 9.9% of the total Class A Common Stock issued and outstanding as of such date (on an as-converted basis for the Class B Common Stock held by the GRAT) and approximately 8.3% of the Issuer's total voting power.

(b)(i) Ms. McMahon, as trustee of the GRAT, may be deemed to have the sole power to direct the voting of and shared unilateral power to direct the sale of the 3,739,266 shares of Class B Common Stock owned by the GRAT.  Ms. McMahon may also be deemed to have the sole power to direct the voting and the disposition of the 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned directly by Ms. McMahon.

(ii) The GRAT may be deemed to have the sole power to direct the voting and the disposition of the 3,739,266 shares of Class B Common Stock held by the GRAT.

Mr. McMahon (as special trustee of the GRAT) may be deemed to have shared unilateral power to direct the sale of the 3,739,266 shares of Class B Common Stock owned by the GRAT.  Mr. McMahon's business address is c/o World Wrestling Entertainment, Inc., 1241 East Main Street, Stamford, Connecticut 06902.  Mr. McMahon's principal occupation is Chairman and Chief Executive Officer of the Issuer.  During the past five years, Mr. McMahon (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding, was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. McMahon is a citizen of the United States of America.

(c) On December 7, 2015, the GRAT, in accordance with its terms, made an annual annuity distribution of 2,209,773 shares of Class B Common Stock of the Issuer to Mr. McMahon, without consideration.  Except for that distribution, there have been no transactions with respect to the shares of the Issuer's Class A or Class B Common Stock during the sixty (60) days prior to the date of this Amendment No. 2 by Ms. McMahon or the GRAT.

(d) Not applicable

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed under the Introductory Note to this Amendment No. 2 is incorporated by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ms. McMahon, the GRAT and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following is filed herewith as an exhibit to this amended Schedule 13D/A:

1.
Agreement for Joint Filing of Schedule 13D (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D jointly filed with the Securities and Exchange Commission on December 10, 2013)

2.	Power of Attorney (incorporated by reference to Exhibit 2 to the Reporting Persons' Schedule 13D jointly filed with the Securities and Exchange Commission on December 10, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2015

/s/ Paul C. Cancilla
Name: Paul C. Cancilla
Title: Attorney-in-Fact, on behalf of Linda E. McMahon, individually

Vincent K. McMahon 2013 Irrev. Trust U/A dtd. December 5, 2013

/s/ Paul C. Cancilla
Name: Paul C. Cancilla
Title: Attorney-in-Fact, on behalf of Linda E. McMahon, as Trustee of the Vincent K. McMahon 2013 Irrev. Trust U/A dtd. December 5, 2013

EXHIBIT INDEX

1.   Agreement for Joint Filing of Schedule 13D (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D jointly filed with the Securities and Exchange Commission on December 10, 2013)

2.   Power of Attorney (incorporated by reference to Exhibit 2 to the Reporting Persons' Schedule 13D jointly filed with the Securities and Exchange Commission on December 10, 2013)